Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

September 12, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	RE: CRESUD Inc. Form 20-F for the Fiscal Year Ended June 30, 2013
Filed October 31, 2013
File No. 1-29190

Dear Ms. Monick:

On behalf of our client, CRESUD Inc. (the “Company”) we are responding to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) dated August 22, 2014 (the “Comment Letter”).

We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments contained in the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

 Form 6-K/A filed December 19, 2012
1 Summary of significant accounting policies
1.27 Revenue Recognition, page 117
Development property activities, page 121

1)
 We note the response of IRSA Investments and Representations Inc. to our prior comment 3 in our letter dated August 29, 2013. We are unable to agree with your conclusion that the in-kind receivable represents inventory under IAS 2. Please revise future filings to account for this receivable as an intangible asset

The Company acknowledges the Staff comment, and agrees to account its in-kind receivables as intangible assets for future filings.

2)	Please file response letters similar to those filed for your subsidiaries; dated July 15, 2014 and July 23, 2014.

In response to the Staff’s comment, the Company respectfully informs the Staff that, on the date hereof has filed response letters in the same terms of the ones filed on July 15, 2014, and July 23, 2014 for our subsidiaries, Alto Palermo S.A. (APSA), and IRSA Investments and Representations Inc.

Form 20-F for the fiscal year ended June 30, 2013
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-10
4. Acquisitions, dispositions and authorization pending approval, page F-101
10. Interests in associates, page F-166

3)
We note your response to our prior comment 6. Please provide your detailed analysis supporting the assertion that the quoted market price of BHSA shares are not representative of the value of your investment due to the relative lack of transactions on the Buenos Aires Stock Exchange.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company evaluated and concluded that the quoted market prices for the shares of Banco Hipotecario are not representative of its fair value as of June 30, 2013, due to the following factors:

1)	The free float of Banco Hipotecario is approximately 3.19% of its total outstanding shares;
2)
For the fiscal years ended June 30, 2011, 2012 and 2013, the average daily trading volume of Banco Hipotecario’s shares were 431,693, 133,813 and 131,913, respectively, representing less than 0.03%; 0.01% and 0.01% of Banco Hipotecario’s total outstanding shares, respectively;

3)	For the fiscal years 2011, 2012 and 2013, the average daily trading volume of Banco Hipotecario’s shares measured in US Dollars terms were US$ 274,394, US$ 133,813 and US$ 131,913, respectively.

The following table summarizes the information about the trading of the shares Banco Hipotecario in the Buenos Aires Stock Exchange:
	Average Daily Trading Volume	Average Trading Volume / Float	Average Trading Volume / Total Outstanding Shares*	Average Daily traded volume in US$
FY 2011	431,693	0.52%	0.03%	US$ 274,394
FY 2012	133,813	0.16%	0.01%	US$ 133,813
FY 2013	131,913	0.16%	0.01%	US$ 131,913
* Does not include 36,634,733 treasury shares acquired by Banco Hipotecario through a shares buyback program.
Total Outstanding Shares			1,500,000,000
Treasury Shares			36,634,733
Total Outstanding Shares (ex-Treasury Shares)			1,463,365,267

4)
Your response to our prior comment 6 identifies each of the variables about which you make assumptions, and in some cases gives the basis for the assumptions, to determine the fair and in use values for the BHSA investment. Please tell us what the actual assumptions are and how you determined that you have an appropriate basis for such assumptions.

In response to the Staff’s comment, the Company respectfully advises the Staff that as specified in the response No. 6 of our previous response letter, the Company applied the provisions of IAS 36 “Impairment of Assets”, and compared the book value of its investment in Banco Hipotecario in contrast to the value in use as of June 30, 2013.

The value in use of the Company´s investment in Banco Hipotecario was determined as the present value of the Company´s share of Banco Hipotecario’s future cash flows.

The future cash flows of the Company´s investment in Banco Hipotecario were determined based on the following actual assumptions as of June 30, 2013:

•
The Company projected the future cash flows generated by its investment in Banco Hipotecario for the period 2014 to 2021. The projected cash flows were prepared in accordance with Banco Hipotecario’s two-year complete business plan submitted to the Argentine Central Bank, as required by the applicable regulations in Argentina, and for the subsequent years 2016 to 2021 the cash flows were estimated assuming a constant growth year over year based on historical performance,  market research, competition information, etc. The projected cash flows also included a terminal value using the methodology described in the response to comment 5 herein below;

•
The projected cash flows included interest revenue derived from the principal revenue streams of Banco Hipotecario, including but not limited to interest revenue generated by the origination of mortgages, personal loans, credit cards and corporate loans. The projected cash flows included interest expense on customer deposits received. These volumes were determined by current demand, current market share, advertising campaigns in place and competition existing as of June 30, 2013. The projected cash flows were restricted to the existing capacity of Banco Hipotecario as of June 30, 2013 and do not anticipate any expansion. These projections were estimated based on internally generated models with the starting point of the two-year business plan as mentioned above, as follows:

	(In thousands of Argentine Pesos)
	Interest on mortgage loans	Interest on personal loans	Interest on credit cards	Interest on corporate loans	Interest on customer deposits
2014	227,602	561,906	791,478	765,719	(1,032,977)
2015	215,799	738,616	1,118,384	954,681	(1,462,537)
2016	204,348	939,650	1,574,266	1,154,742	(1,962,285)
2017	193,506	1,195,535	2,216,138	1,396,726	(2,521,100)
2018	183,240	1,521,277	3,119,943	1,689,421	(3,079,915)
2019	173,519	1,935,994	4,392,663	2,043,451	(3,638,730)
2020	164,316	2,464,054	6,185,010	2,471,672	(4,197,545)
2021	155,601	3,136,513	8,709,316	2,989,629	(4,756,360)
Total	1,517,931	12,493,545	28,107,198	13,466,042	(22,651,449)

•
For the initial two-year period included in the projections, the Tasa BADLAR Privada  used was based on the information submitted to the Argentine Central Bank under the business plan, specifically 18% and 17% for FY14 and FY15, respectively. These rates were projected based on internal data and external data obtained from external consultants;

•
Also, for the initial two-year period included in the projections, the Ps./US$ exchange rate used was based on the information submitted to the Argentine Central Bank under the business plan, specifically Ps. 7.36 and Ps. 8.86 for FY14 and FY15, respectively. These rates were projected based on internal data and external data obtained from external consultants;

•	The projected future cash flows also assumed the revolving of Banco Hipotecario’s debt amortization. The projected cash flows included the following interest outflows:

Years	In thousands of Pesos
2014	293,396
2015	338,527
2016	392,013
2017	444,672
2018	497,331
2019	549,989
2020	602,648
2021	655,307
Total	3,773,883

• The projected future cash flows were expressed in real terms using the “Coeficiente de Estabilidad de Referencia” (“CER”). CER rates were projected based on internal data and external data obtained from external consultants. The following table shows the rates used:
2014 = 35,0%
2015 = 30,5%
2016 = 22,0%
2017 = 19,0%
2018 = 17,0%
2019 = 17,0%
2020 = 17,0%
2021 = 17,0%

• Finally, the projected future cash flows, including its terminal value, were discounted using Banco Hipotecario’s cost of equity rate of 15.97%;

• The cost of equity was determined considering the following formula:

KeUSD = Rf + β (ERPUSD + EMBI * Vol Merval Index/Vol DICP Govt)

Where:

KeUSD: Cost of Equity

Rf: Risk free rate
Source: USGG30YR Index – Bloomberg

β: Beta
Source: Bloomberg

ERPUSD: Equity Risk Premium
                        Source: Equity Risk Premiums (ERP): Determinants, Estimation and
                                Implications – Aswath Damodaran

EMBI: EMBI Plus Sovereign Spread Argentina. The average since July 2005 until December 2011 (excluding September, October, November and December 2008 due to the default of Lehman Brothers)
                        Source: JP Morgan

Vol Merval Index: Volatility from the index performance for Buenos Aires Stock Exchange
Source: Bloomberg

Vol DICP Govt: Volatility from the Discount (Argentina Sovereign Bond)
Source: Bloomberg

The β was the one for Banco Hipotecario.

βBHSA = 1.19536

KeUSD - BHSA = 3.4325% + 1.19536 ( 4.10% + 6.20% * 27.7799/26.9734)

KeUSD - BHSA = 15.97%

The Company considered that the projected future cash flows were made on the basis of reasonable and supportable assumptions that represent management’s best known economic circumstances as of June 30, 2013.

The projected cash flows were based on the most up-to-date budgets and plans as of June 30, 2013, including the business plan submitted to the Argentine Central Bank. The Company considered that the assumptions were reasonable based on past actual outcomes, adjusted for changes in circumstances where appropriate. Macroeconomic forecasts, industry analysis and market research external to Banco Hipotecario were considered in the projections.

Based on the assumptions discussed above, the Company determined that the value in use of its investment in Banco Hipotecario, as of June 30, 2013 was thousands of Ps. 4,122,357. The Company’s share (as of June 30, 2013, the IRSA Investments and Representations Inc. holds 29.77% of the outstanding capital of Banco Hipotecario) of this value in use as of June 30, 2013 was thousands of Ps. 1,227,226. Accordingly, the Company determined that no impairment was necessary for its investment in Banco Hipotecario as of June 30, 2013.

5)	Related to the comment above, please tell us the terminal value that was added to BHSA’s projected cash flow and how such value was determined.

In response to the Staff’s comment, the Company respectfully advises the Staff that the terminal value of its investment in Banco Hipotecario added to the projected cash flow were thousands of Ps. 7,451,128, and it was calculated assuming a zero growth rate and a cost of equity rate of 15.97%.

The following table summarizes the methodology used to determine the terminal value of the investment:
Value in use
FY 2021 (in thousands of Ps.)
Cash Flow FY 2021	$ 5,615,505
Cash Flow FY 2021 (expressed in real terms)	$ 1,189,945

Growth Rate	0%
Discount Rate	15,97%

Terminal Value	$ 7,451,128

TV Formula Used	[Real Terms Cash Flow * (1 + Growth Rate)]
(Discount Rate - Growth Rate)

16. Financial instruments by category, page F-186
6)
Your response to our prior comment 7 clearly indicates that there was insufficient activity at June 30, 2012. Please clarify how you determined that TGLT shares were traded “normally” and with sufficient frequency and in a sufficient quantity for price information to be available at June 30, 2013 and 2011.

The Company wishes to clarify the Staff that it made an inadvertent error in the first paragraph of the comment No. 5 to the previous response letter dated July 30, 2014. The original paragraph stated that TGLT shares began trading publicly on November 5, 2010 and since then traded normally with sufficient frequency and volume until the filing of the Company’s consolidated financial statements for the year ended June 30, 2012, i.e. October 26, 2012. Such paragraph should have stated that TGLT shares traded with sufficient frequency and in sufficient quantity until the issuance date of the Company’s consolidated financial statements as of June 30, 2011, on December 13, 2011.

As indicated in our previous response, the period of trading inactivity was between March 2012 and October 2012.

TGLT shares resumed trading on the Buenos Aires Stock Exchange in December 2012, and since then traded with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis.

For the periods between November 2010 through February 2012, and December 2012 through October 2013, the Company determined that TGLT shares were traded “normally” with sufficient frequency and in a sufficient quantity for price information available as of the measurement dates of June 30, 2011 and June 30, 2013, respectively, based on the following factors:

•	Quoted prices were publicly available and developed using current information;
•	Quoted prices were published on daily basis on the Buenos Aires Stock Exchange Daily Bulletin (Boletín Diario de la Bolsa de Comercio de Buenos Aires);
•	Price quotations did not vary substantially between different brokers;
•	The trading volume was considered reasonable based on the characteristics of the local market, the free floating, the type securities, and the information of TGLT currently available in the market.

Based on the above-mentioned factors, the Company determined that Level 1 classification for the fair value of the TGLT shares was appropriate for both periods, June 30, 2011 and June 30, 2013.

*     *     *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                           Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco